SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                          Winton Financial Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    976446104
                                   -----------
                                 (CUSIP Number)


                                December 31, 2001
                        --------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ x ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
CUSIP No.   976446104                         13G
         ---------------
----------------------------------------

-----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Winton Savings and Loan Co.

-----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a)


           (b)

-----------------------------------------------------------------------------
    3      SEC USE ONLY



-----------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-----------------------------------------------------------------------------
                              5     SOLE VOTING POWER

                                    -0-
        NUMBER OF
                           --------------------------------------------------
         SHARES               6     SHARED VOTING POWER
      BENEFICIALLY
          OWNED                     -0-
         BY EACH
                           --------------------------------------------------
    REPORTING PERSON          7     SOLE DISPOSITIVE POWER
          WITH
                                    -0-

                           --------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    -0-
-----------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-

-----------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [X]  See Item 4.

-----------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%
-----------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           BK

-----------------------------------------------------------------------------

----------------------------------------
CUSIP No.   976446104                         13G
         ---------------
----------------------------------------

-----------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Winton Financial Corporation, Employee Stock Ownership Plan

-----------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a)  [   ]


           (b)  [ X ]

-----------------------------------------------------------------------------
    3      SEC USE ONLY



-----------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-----------------------------------------------------------------------------
                              5     SOLE VOTING POWER

                                    -0-
        NUMBER OF
                           ---------------------------------------------------
         SHARES               6     SHARED VOTING POWER
      BENEFICIALLY
          OWNED                     -0-
         BY EACH
                           ---------------------------------------------------
    REPORTING PERSON          7     SOLE DISPOSITIVE POWER
          WITH
                                    -0-

                           ---------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                    332,541

-----------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           332,541

-----------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-----------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.48%

-----------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           EP

-----------------------------------------------------------------------------

Item 1(a).          Name of Issuer:
---------

                    Winton Financial Corporation

Item 1(b).          Address of Issuer's Principal Executive Offices:
---------

                    5511 Cheviot Road
                    Cincinnati, Ohio  45247

Item 2(a).          Name of Persons Filing:
---------

                    The Winton Savings and Loan Co.

                    Winton Financial Corporation, Employee Stock Ownership Plan

Item 2(b).          Address of Principal Business Office or, if none, Residence:
---------

                    The Winton Savings and Loan Co.
                    5511 Cheviot Road
                    Cincinnati, Ohio  45247

Item 2(c).          Citizenship:
---------

                    The Winton Savings and Loan Co.: Organized under the laws of the State of Ohio

                    Winton Financial Corporation, Employee Stock Ownership Plan:
                    Organized in Ohio

Item 2(d).          Title and Class of Securities:
---------

                    Common Stock

Item 2(e).          CUSIP Number

                    976446104

Item 3.             If this statement is filed pursuant to Rules 13d-1(b), or
------              13d-2(b) or (c), check whether the person filing is a:

                    (a)    [   ]   Broker or Dealer registered under Section 15
                                   of the Act (15 U.S.C. 78o).

                    (b)    [ X ]   Bank as defined in section 3(a)(6) of the Act
                                   (15 U.S.C. 78c).

                    (c)    [   ]   Insurance Company as defined in section 3(a)
                                   (19) of the Act (15 U.S.C.78c).

                    (d)    [   ]   Investment Company registered under section 8
                                   of the Investment Company Act of 1940
                                   (15 U.S.C. 80a-8).

                    (e)    [   ]   An investment adviser in accordance with
                                   section 240.13d-1(b)(1)(ii)(E).

                    (f)    [ X ]   An employee benefit plan or endowment fund
                                   in accordance with section 240.13d-1(b)(1)
                                   (ii)(F).

                    (g)    [   ]   A parent holding company or control person in
                                   accordance with section 240.13d-1(b)(1)
                                   (ii)(G).

                    (h)    [   ]   A savings association as defined in Section
                                   13(b) of the Federal Deposit Insurance Act
                                   (12 U.S.C. 1813).

                    (i)    [   ]   A church plan that is excluded from the
                                   definition of an investment company under
                                   Section 3(c)(14) of the Investment Company
                                   Act of 1940 (15 U.S.C. 80a-3).

                    (j)    [   ]   A group, in accordance withss.240.13d-1(b)(1)
                                   (ii)(J).


Item 4.             Ownership:
-------

                At December 31, 2001, there were 332,541 common shares of Winton Financial Corporation in the Winton Financial Corporation Employee Stock Ownership Plan (the "ESOP" or "Plan"). The Winton Savings and Loan Co. (the "Trustee") is the trustee of the Plan. As of December 31, 2001, 325,141 shares held by the plan have been allocated to plan participants.

                Under the terms of the Plan and related Trust Agreement, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares for which no voting instructions have been given, the trustee votes such shares in the same proportion as the shares of which voting instructions were received.

                The Trust Agreement provides that, except as otherwise provided in the Plan, the trustee shall vote the shares held by the ESOP as directed by the ESOP Committee of the

                Board of Directors of Winton Financial Corporation. Thus the ESOP Committee can direct voting of shares held by the Plan only if none of the participants to whom shares have been allocated provides voting instructions.

                At December 31, 2001, there were several pending matters for shareholder votes. However, at that date, participant voting instructions had not yet been received and were not determined until just prior to the shareholder meeting date in January 2002. Therefore, the Trustee has determined that, at December 31, 2001, it had no power to vote any of the shares held by the Plan since the participants were still able to direct the voting of their shares and, without any voting instruction, the ESOP Committee would direct the voting.

                The Trustee has no power to dispose of the shares, except as specifically directed by the Plan to pay participants.

Item 5.         Ownership of Five Percent or Less of a Class:
------
                Inapplicable

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person:
------

                Inapplicable

Item 7.         Identification and Classification of the Subsidiary Which
------          Acquired the Security Being Reported on by the Parent Holding
                Company:

                Inapplicable

Item 8.         Identification and Classification of Members of the Group:
------

                Inapplicable

Item 9.         Notice of Dissolution of Group:
------

                Inapplicable

Item 10.        Certification:
-------

                         By signing below, I certify that, to the best
                of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    THE WINTON SAVINGS AND LOAN CO.



March 4, 2002                       By  /s/ Robert L. Bollin
---------------------------             -------------------------------------
Date                                    Robert L. Bollin
                                        its President


                                    WINTON FINANCIAL CORPORATION
                                    EMPLOYEE STOCK OWNERSHIP PLAN

                                    By The Winton Savings and Loan Co., Trustee



March 4, 2002                       By  /s/ Robert L. Bollin
---------------------------             --------------------------------------
Date                                   Robert L. Bollin
                                       its President

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


         The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Winton Financial Corporation, an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.


                                    THE WINTON SAVINGS AND LOAN CO.



March 4, 2002                       By  /s/ Robert L. Bollin
---------------------------             -------------------------------------
Date                                    Robert L. Bollin
                                        its President


                                    WINTON FINANCIAL CORPORATION
                                    EMPLOYEE STOCK OWNERSHIP PLAN

                                    By The Winton Savings and Loan Co., Trustee



March 4, 2002                       By  /s/ Robert L. Bollin
---------------------------             --------------------------------------
Date                                   Robert L. Bollin
                                       its President